SembCorp Industries

02 JUL 11 AM 12:54

Rule 12g3-2(b) File No. 825109

28 June 2002

02042528

SUPPL

PROCESSED

JUL 23 2002

THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

7/15

SEMBCORP INDUSTRIES LTD

Disposal of 81 per cent equity interest in SembPark Midland Management

SembCorp Industries wishes to announce that its wholly-owned subsidiary SembCorp Parks Holdings Ltd has disposed 81 per cent of its equity interest in SembPark Midland Management Pte Ltd (formerly known as Zenith Development Pte Ltd) to Jurong Axtra Investments Pte Ltd for a total consideration of $81.

Following the disposal, SembCorp Industries' equity interests in SembPark Midland Management will decrease from 100 per cent to 19 per cent.

SembPark Midland Management, a non-Key Business of SembCorp Industries has a paid-up capital of $100 and is in the business of providing services in the management and maintenance of properties and buildings.

This disposal has no material impact on the earnings and net tangible assets per share of SembCorp Industries.

By Order of The Board

Linda Hoon Siew Kin
Group Company Secretary

For media enquiries, please contact:

Beverley Wong (Ms)
Executive
Group Corporate Relations
SembCorp Industries
DID: (65) 6357 9153
Fax: (65) 6352 2163
Email: beverley.wong@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 28/06/2002 to the SGX